Exhibit 99.1

News Release

Descartes Acquires PinPoint
Adds Scale and Domain Expertise to Descartes’ Telematics and Mobile Solutions

WATERLOO, Ontario, August 22, 2018 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired PinPoint, a leading provider of fleet tracking and mobile workforce solutions based in Canada.

PinPoint helps its customers collect real-time location information on trucks and mobile workers using technology, including Geotab (telematics) and SkyBitz (trailer tracking). This information is used by technology solutions, like Descartes’ Routing, Mobile & Telematics suite, to drive fleet and mobile resource productivity, manage driver performance and comply with government regulations.

“The Electronic Logging Device (ELD) mandate in the US has increased adoption of telematics solutions in both the US and Canada over the last few years. The US ELD mandate comes into full effect in December 2019, and Canada’s ELD mandate is expected to follow,” said Vince Arone, General Manager of PinPoint and now VP, Mobile Telematics Solutions at Descartes. “We see a great opportunity to meet the growing needs of our customers by combining our team and expertise with Descartes’ wider Routing, Mobile and Telematics business.”

Descartes’ Routing, Mobile and Telematics suite is an integrated platform of technology solutions for managing delivery operations. The suite unites optimized delivery route planning, dispatching and GPS tracking, mobile applications, vehicle telematics, fleet/driver compliance and performance analytics. PinPoint adds depth and breadth to the suite by enhancing Descartes’ ability to collect and leverage real-time information.

“Gathering real-time information about the location of vehicles continues to be a critical factor for our customers in making strategic decisions about how to deploy their assets,” said Edward J. Ryan, Descartes’ CEO. “By combining forces with PinPoint, we add scale and domain expertise to our solutions, and strengthen our relationships with key partners such as Geotab and Skybitz. I’d like to take this opportunity to welcome the PinPoint employees, customers and partners into the Descartes ecosystem.”

PinPoint is headquartered in Toronto, Ontario. Descartes acquired PinPoint for up-front consideration of $CAD 15.0 million (approximately $USD 11.5 million at August 22, 2018), plus potential performance-based consideration. The up-front consideration was satisfied with $CAD 13.0 million in cash from Descartes’ existing acquisition line of credit, and Descartes common shares valued at $CAD 2.0 million. The share consideration is subject to a 24 month hold period. The maximum amount payable under the all-cash performance-based earn-out is $CAD 3.0 million, based on PinPoint achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2020 and fiscal 2021.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

www.descartes.com.

Descartes Investor Contact:
Laurie McCauley
Tel: +1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of PinPoint including the potential to provide customers with additional products and services and to strengthen relationships with existing customers of both PinPoint and Descartes, PinPoint’s domain expertise in this market, and other potential benefits derived from the acquisition. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com